SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 23, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated March 23, 2012 regarding “Ericsson’s Annual General Meeting 2012”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: March 23, 2012

Ericsson’s annual General Meeting 2012

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of Shareholders will be held on Thursday, May 3, 2012 at 3.00 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm.

The Nomination Committee proposes inter alia:

•	Alexander Izosimov as new member of the Board of Directors after resigning Carl-Henric Svanberg (item 9.3)

•	Increase of the individual Board fee, unchanged fee to the Chairman of the Board of Directors and for work on the Committees of the Board of Directors (item 9.2)

The Board of Directors proposes inter alia:

•	A dividend of SEK 2.50 per share (item 8.3)

•	Continued Long-Term Variable Remuneration Program consisting of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan (item 11)

•

The following performance criteria for the Executive Performance Stock Plan 2012; net sales compound annual growth rate between 2 and 8 percent (2011-2014), operating income compound annual growth rate between 5 and 15 percent (2011-2014), and cash conversion at or above 70 percent annually (2012, 2013 and 2014) (item 11.7)

•

Transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer in relation to the Long-Term Variable Remuneration Program 2012 (item 11.2, 11.5 and 11.8)

Welcome to Telefonaktiebolaget LM Ericsson’s Annual general meeting 2012

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting of Shareholders to be held on Thursday, May 3, 2012 at 3.00 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm. Registration to the Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry, on Thursday, April 26, 2012; and

•

give notice of attendance to the Company at the latest on Thursday, April 26, 2012. Notice of attendance can be given on Ericsson’s website www.ericsson.com, by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or by fax +46 (0)8 402 92 56 with reference “Ericsson’s AGM”.

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of Shareholders

Box 7835

SE-103 98 Stockholm

Sweden

When giving notice of attendance, please state name, date of birth, address, telephone no. and number of attending assistants, if any.

The Meeting will be conducted in Swedish and simultaneously interpreted into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Thursday, April 26, 2012, in order to be entitled to attend the Meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). In order to facilitate the registration at the Meeting, the power of attorney in the original, certificate of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Wednesday, May 2, 2012. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Agenda

1	Election of the Chairman of the Meeting.

2	Preparation and approval of the voting list.

3	Approval of the agenda of the Meeting.

4	Determination whether the Meeting has been properly convened.

5	Election of two persons approving the minutes.

6	Presentation of the annual report, the auditors’ report, the consolidated accounts, the auditors’ report on the consolidated accounts and the auditors’ presentation of the audit work during 2011.

7	The President’s speech and questions from the shareholders to the Board of Directors and the management.

8	Resolutions with respect to

8.1	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2	discharge of liability for the members of the Board of Directors and the President;

8.3	the appropriation of the profit in accordance with the approved balance sheet and determination of the record date for dividend.

9	Presentation of the proposals of the Nomination Committee, election of the Board of Directors etc.

9.1	Determination of the number of Board members and Deputies of the Board of Directors to be elected by the Meeting.

9.2	Determination of the fees payable to non-employed members of the Board of Directors elected by the Meeting and non-employed members of the Committees of the Board of Directors elected by the Meeting.

9.3	Election of the Chairman of the Board of Directors, other Board members and Deputies of the Board of Directors.

9.4	Resolution on the instruction for the Nomination Committee.

9.5	Determination of the fees payable to the Auditor.

9.6	Election of Auditor.

10	Resolution on the guidelines for remuneration to Group Management.

11	Long-Term Variable Remuneration Program 2012.

11.1	Resolution on implementation of the Stock Purchase Plan.

11.2	Resolution on transfer of treasury stock, directed share issue and acquisition offer for the Stock Purchase Plan.

11.3	Resolution on Equity Swap Agreement with third party in relation to the Stock Purchase Plan.

11.4	Resolution on implementation of the Key Contributor Retention Plan.

11.5	Resolution on transfer of treasury stock, directed share issue and acquisition offer for the Key Contributor Retention Plan.

11.6	Resolution on Equity Swap Agreement with third party in relation to the Key Contributor Retention Plan.

11.7	Resolution on implementation of the Executive Performance Stock Plan.

11.8	Resolution on transfer of treasury stock, directed share issue and acquisition offer for the Executive Performance Stock Plan.

11.9	Resolution on Equity Swap Agreement with third party in relation to the Executive Performance Stock Plan.

12	Resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Remuneration Programs 2008, 2009, 2010 and 2011.

13	Resolution on Einar Hellbom’s proposal for the Meeting to delegate to the Board of Directors to review how shares are to be given equal voting rights and to present a proposal to that effect at the Annual General Meeting 2013.

14	Closing of the Meeting.

Item 1 Chairman of the Meeting

The Nomination Committee proposes that Advokat Sven Unger be elected Chairman of the Meeting.

Item 8.3 Dividend and record date

The Board of Directors proposes a dividend of SEK 2,50 per share and Tuesday, May 8, 2012, as record date for dividend. Assuming this date will be the record day, Euroclear Sweden AB is expected to disburse dividends on Friday May 11, 2012.

Item 9.1-9.3 Number of Board members and Deputies to be elected by the Meeting, Directors’ fees, election of the Chairman and other members of the Board of Directors

The Nomination Committee, appointed in accordance with the procedure that was resolved by the Annual General Meeting 2011, is composed of the Chairman of the Committee, Carl-Olof By (AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse), Petra Hedengran (Investor AB), Caroline af Ugglas (Livförsäkringsaktiebolaget Skandia), Marianne Nilsson (Swedbank Robur Fonder) and Leif Johansson, Chairman of the Board of Directors.

Item 9.1 Number of Board members and Deputies of the Board of Directors to be elected by the Meeting

According to the articles of association, the Board shall consist of no less than five and no more than twelve Board members, with no more than six Deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of Shareholders remain twelve and that no Deputies be elected.

Item 9.2 Fees payable to non-employed members of the Board of Directors elected by the Meeting and to non-employed members of the Committees of the Board elected by the Meeting

The Nomination Committee proposes that fees to non-employed Board members elected by the Annual General Meeting and non-employed members of the Committees of the Board elected by the Annual General Meeting be paid as follows:

•	SEK 3,750,000 to the Chairman of the Board of Directors (unchanged);

•	SEK 875,000 each to the other Board members (previously SEK 825,000);

•	SEK 350,000 to the Chairman of the Audit Committee (unchanged);

•	SEK 250,000 each to the other members of the Audit Committee (unchanged);

•	SEK 200,000 each to the Chairmen of the Finance and the Remuneration Committee (unchanged); and

•	SEK 175,000 each to the other members of the Finance and the Remuneration Committee (unchanged).

The Nomination Committee proposes that the individual fee to the Board members be increased. Further the Nomination Committee proposes that the fees to the Chairman of the Board of Directors and for work on the Committees of the Board be unchanged.

It is important that the Board fees are maintained at an appropriate level to make it possible to recruit the best possible competence to the Board of Directors of Ericsson. The Nomination Committee has compared the Board fees in Ericsson with the Board fees in other Nordic and European companies as well as Board fees in certain U.S. high-tech companies. The Nomination Committee has concluded that compared with Board fees in companies of equal size and complexity, Ericsson’s Board fees are lower. When assessing the level of fees it must be considered that the Ericsson group has customers in 180 countries and that sales amount to more than SEK 200 billion.

Against this background, the Nomination Committee considers well-justified the proposed increase in respect of the individual Board fee from SEK 825,000 to SEK 875,000.

The Nomination Committee considers the fee to the Chairman of the Board and the fees for Committee work to be reasonable, and therefore proposes that these fees remain unchanged.

The proposal of the Nomination Committee implies all in all an increase of the Board and Committee fees of approximately 3.5 percent compared with the total fees to the Board members for Board and Committee work resolved by the AGM 2011.

Fees in the form of synthetic shares

Background

With the purpose of further increasing the mutual interest in the Company of Directors and shareholders, the Nomination Committee proposes that the Directors should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on NASDAQ OMX Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of Shareholders 2012 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•

The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on NASDAQ OMX Stockholm during a period of five trading days immediately following the Annual General Meeting 2012. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•

The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2017, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

•

An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•

Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be very limited.

Item 9.3 Election of the Chairman of the Board of Directors, other Board members and Deputies of the Board of Directors

Carl-Henric Svanberg has declined re-election.

Chairman of the Board:

re-election of Leif Johansson.

Other Board members:

re-election of Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Hans Vestberg, Michelangelo Volpi and Jacob Wallenberg; and

election of Alexander Izosimov as new Board member.

Alexander Izosimov

Born 1964. Master of Business Administration, INSEAD, France and Master of Science in Production Management Systems and Computer Science, Moscow Aviation Institute, Russian Federation.

Board Member: East Capital AB, Modern Times Group MTG AB, EVRAZ Group S.A. and Dynasty Foundation.

Holdings in Ericsson:* 1,600 Class B shares.

Principal work experience and other information: CEO and President of VimpelCom 2003-2011. Previous positions with Mars Inc., including Member of the Global executive board and Regional president for CIS, Central Europe and Nordics. Earlier positions with McKinsey & Co as consultant in the Stockholm and London offices. Served as GSMA board member 2005-2008 and chairman of GSMA 2008-2010.

*	The number of shares reflects ownership as of March 18, 2012 and includes holdings by related natural or legal persons, as well as holdings of any ADS, if applicable.

In the composition of the Board of Directors, the Nomination Committee considers, among other things, necessary experience and competence but also the value of diversity and renewal, and assesses the appropriateness of the number of members of the Board.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole.

The Nomination Committee has thoroughly familiarized itself with the Board work and the work of individual Board members. The Nomination Committee is of the opinion that the current Board is well functioning and that the Board fulfils high expectations in terms of composition and expertise.

All Board members contribute meritoriously with their respective expertise. Carl-Henric Svanberg has however notified his intention to leave the Board after many years of duty for Ericsson.

The Nomination Committee proposes that Alexander Izosimov be elected new Board member. It is the opinion of the Nomination Committee that Alexander Izosimov, with his many years’ experience within among other things the telecom business and with his international experience, will add valuable expertise to the Board and that he is therefore well suited as a Board member in Ericsson.

The Nomination Committee recommends that also future Nomination Committees perform a thorough assessment of the size and composition of the Board of Directors and of the expertise that should be represented in the Board, and continue with the process of recruiting suitable candidates to the Board.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish rules on independence:

(i)	The Nomination Committee considers that at least the following Board members are independent of the Company and its senior management:

a.	Roxanne S. Austin

b.	Sir Peter L. Bonfield

c.	Börje Ekholm

d.	Leif Johansson

e.	Ulf J. Johansson

f.	Nancy McKinstry

g.	Michelangelo Volpi

h.	Alexander Izosimov

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Roxanne S. Austin

b.	Sir Peter L. Bonfield

c.	Leif Johansson

d.	Ulf J. Johansson

e.	Nancy McKinstry

f.	Michelangelo Volpi

g.	Alexander Izosimov

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Roxanne S. Austin

b.	Sir Peter L. Bonfield

c.	Leif Johansson

d.	Ulf J. Johansson

e.	Nancy McKinstry

f.	Michelangelo Volpi

g.	Alexander Izosimov

Item 9.4 Instruction for the Nomination Committee

The Nomination Committee proposes that the Annual General Meeting of Shareholders 2012 resolve the following:

1.	The Company shall have a Nomination Committee with no less than five members. One member shall be the chairman of the Board of Directors.

2.

Based on the shareholding statistics received by the Company from Euroclear Sweden AB as per the last bank day of the month when the Annual General Meeting of Shareholders is held, the Nomination Committee shall, without unnecessary delay, identify the four largest shareholders by voting power of the Company.[1]

3.	As soon as reasonably feasible, the Nomination Committee shall, in a suitable manner, contact the identified four largest shareholders and request them, within reasonable time considering the circumstances, however not exceeding 30 days, to provide in writing to the Nomination Committee the name of the person the shareholder wish to appoint member of the Nomination Committee.

[1]	The shareholding statistics used shall be sorted by voting power (grouped by owners) and cover the 25 largest in Sweden direct registered shareholders, i.e. shareholders having registered an account with Euroclear Sweden AB in their own name or shareholders holding a custody account with a nominee that have reported the identity of the shareholder to Euroclear Sweden AB.

Instead of appointing a member to the Nomination Committee, a shareholder may assign a member of the Nomination Committee, appointed by another shareholder, to represent the shareholder in the Nomination Committee. In such case, when applying these rules, the member that has assumed such an assignment shall be considered as representing several shareholders.

Should a shareholder exercise its right to assign a member of the Nomination Committee, appointed by another shareholder, to represent the shareholder as per the foregoing paragraph, or should a shareholder abstain from its right to appoint a member or fail to appoint a member within the prescribed time, the right to appoint a member shall transfer to the subsequent largest shareholder by voting power that has not already appointed or has the right to appoint a member of the Nomination Committee.

4.	The chairman of the Nomination Committee shall be the member that represents the largest shareholder(s) by voting power, provided the Nomination Committee does not unanimously resolve to appoint another member, appointed by a shareholder, chairman of the Nomination Committee.

5.	As soon as all the members and the chairman of the Nomination Committee have been appointed, the Nomination Committee shall inform the Company to that effect and also provide required information on the members and chairman of the Nomination Committee including the name of the shareholder(s) each member is representing. The Company shall, without unnecessary delay, make public the constitution of the Nomination Committee by releasing a separate press release and post the information on the Company’s web site.

6.	The Nomination Committee shall be considered appointed and its mandate period shall start when the information has been released in a separate press release. The mandate period of the Nomination Committee extends for the period until the next Nomination Committee has been appointed and its mandate period starts.

7.	Should a member of the Nomination Committee, appointed by a shareholder, resign from the Nomination Committee during the mandate period or become prevented from fulfilling his/her assignment, the Nomination Committee shall, without delay, request the shareholder having appointed the member, to appoint, within reasonable time considering the circumstances, however not exceeding 30 days, a new member to the Nomination Committee.

Should the shareholder fail to appoint a new member within the prescribed period of time, the right to appoint a new member of the Nomination Committee shall transfer to the subsequent largest shareholder by voting power, provided such shareholder has not already appointed a member of the Nomination Committee or previously abstained from such right. 2

[2]	The shareholding statistics used shall be sorted by voting power (grouped by owners) and cover the 25 largest in Sweden direct registered shareholders, i.e. shareholders having registered an account with Euroclear Sweden AB in their own name or shareholders holding a custody account with a nominee that have reported the identity of the shareholder to Euroclear Sweden AB.

Should a member of the Nomination Committee resign in accordance with the preceding paragraph, the rules in item 3, second and third paragraph, and 5 above shall apply correspondingly.

8.	In case a shareholder considers that its shareholding in the Company is of such significance that it gives the right to participate in the Nomination Committee, the shareholder may inform the Nomination Committee accordingly in writing. In connection thereto, the shareholder shall adequately verify its shareholding. If the Nomination Committee receives such written notification no later than December 31, and considers the reported shareholding to be adequately verified, the Nomination Committee shall confirm this to the shareholder, who will then be entitled to appoint a supplemental member of the Nomination Committee. In such case, the rules in items 3, 4 and 5 shall apply correspondingly. In case the Nomination Committee receives such notification from a shareholder after December 31, no action is required to be taken.

9.	Should the Nomination Committee at any point in time consist of less than five members, the Nomination Committee shall nevertheless be authorized to fulfill its assignment according to this instruction.

10.	The Nomination Committee shall perform its assignment in accordance with this instruction and applicable rules.

The assignment includes provision of proposals for

•	chairman at the Annual General Meeting of Shareholders;

•	chairman of the Board of Directors and other members of the Board of Directors appointed by the Annual General Meeting of Shareholders;

•	fees payable to non-employed members of the Board of Directors;

•	when applicable, election of auditor and fees payable to the auditor; and

•	to the extent deemed necessary, amendments to this instruction for the Nomination Committee.

11.	No remuneration shall be paid to the members of the Nomination Committee. However, the Company shall bear the reasonable expenses reasonably related to the assignment of the Nomination Committee.

12.	This instruction for the Nomination Committee applies until the General Meeting of Shareholders resolve otherwise.

Item 9.5 Fees payable to the Auditor

The Nomination Committee proposes, like previous years, that the Auditor fees be paid against approved account.

Item 9.6 Election of Auditor

The Nomination Committee proposes that PricewaterhouseCoopers AB be appointed Auditor for the period as of the end of the Annual General Meeting 2012 until the end of the Annual General Meeting 2013.

Item 10 Guidelines for remuneration to Group Management

Background – Remuneration Policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness.

These principles and good practice guide our policy to:

•	Attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy.

•	Encourage behavior consistent with Ericsson’s culture and core values of professionalism, respect and perseverance.

•	Ensure fairness in reward by delivering total remuneration that is appropriate but not excessive.

•	Ensure a total compensation mix of fixed and variable remuneration and benefits that reflects the Company’s principles and is competitive where Ericsson competes for talent.

•	Encourage variable remuneration which, first, aligns employees with clear and relevant targets, second, reinforces performance and, third, enables flexible remuneration costs.

•	Ensure that all variable remuneration plans have maximum award and vesting limits.

•	Encourage employees to deliver sustained performance and build up a personal shareholding in Ericsson, aligning the interests of shareholders and employees.

•	Communicate clearly to both employees and shareholders how Ericsson translates remuneration principles and policy into practice.

Details of how we deliver on our principles and policy, including information on previously decided long term variable remuneration that has not yet become due for payment, can be found in the Remuneration Report and in Note C28, “Information regarding Members of the Board of Directors, the Group Management and Employees” in the annual report 2011.

Guidelines for remuneration to Group Management

The Board of Directors proposes that the Annual General Meeting resolve on the following guidelines for remuneration to Group Management, consisting of the Executive Leadership Team, for the period up to the 2013 Annual General Meeting. The guidelines proposed do not comprise any material changes compared to the principles resolved by the 2011 Annual General Meeting.

For Group Management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable remuneration, pension and other benefits.

Furthermore, the following guidelines apply for the remuneration to the Executive Leadership Team:

•

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long term business plan approved by the Board of Directors. Targets may include financial targets at either corporate or unit level, operational targets, employee motivation targets and customer satisfaction targets.

•

With the current composition of the Executive Leadership Team, the Company’s cost during 2012 for variable remuneration to the Executive Leadership Team can, at a constant share price, amount to between 0 and 150 percent of the aggregate fixed salary cost, all excluding social security costs.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account. The retirement age is normally 60 to 65 years of age.

•

By way of exception, additional arrangements can be made when deemed required. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the remuneration that the individual concerned would have received had no additional arrangement been made.

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Item 11.1-11.9 Long-Term Variable Remuneration Program 2012 (LTV 2012) including the Board of Directors’ proposal for resolutions on implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan and, under each plan respectively, transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer

The LTV program is an integral part of the Company’s remuneration strategy, in particular the Board of Directors wishes to encourage all employees to become and remain shareholders and the leadership to build significant equity holdings. Following the Board of Directors’ annual evaluation of total remuneration and ongoing programs3, it proposes to make no changes to the structure of the Ericsson’s Long-Term Variable Remuneration Program.

[3]	See more about the Board of Directors’ evaluation in the Remuneration Report attached to the 2011 Annual Report.

It is anticipated that the LTV 2012 will require up to 31.7 million shares, corresponding to a dilution of up to 0.99 percent of outstanding shares, at a cost between SEK 1,092 million and SEK 2,080 million unevenly distributed over the years 2012–2016. The number of shares covered by ongoing programs as per 31 December, 2011, amounts to approximately 49 million shares, corresponding to approximately 1.53 percent of the number of outstanding shares

Three plans

The LTV 2012 builds on a common platform, but consists of three separate plans.

The Stock Purchase Plan is an all employee plan and is designed to create an incentive for all employees to become shareholders. The aim is to secure commitment to long-term value creation throughout Ericsson.

The Key Contributor Retention Plan is part of Ericsson’s talent strategy and is designed to ensure long term retention of top-talent with critical skills vital to Ericsson’s future performance. Up to ten percent of the Company’s employees are defined as “key contributors”, based on a rigorous selection process incorporating elements such as individual performance, possession of critical skills and future potential. The Remuneration Committee of the Board of Directors monitors the selection process and nominations for bias of factors such as seniority, gender, age and frequency of award.

The Executive Performance Stock Plan is designed to encourage long-term value creation in alignment with shareholders’ interests. The plan is offered to a defined group of senior managers, up to 0.5 percent of the total employee population. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity stakes.

The Executive Performance Stock Plan 2011 introduced three new performance measures of Net Sales Growth, Operating Income Growth and Cash Conversion to better reflect the business strategy and long term value creation of the Company. The Executive Performance Stock Plan 2012 includes the same performance criteria for the period 2012 – 2014. The strong Net Sales for the base year 2011 has been taken into account when defining the Net Sales Growth target.

The three performance criteria for the Executive Performance Stock Plan 2012 are:

•

Net Sales Growth: Up to one third of the award will vest if the compound annual growth rate of consolidated net sales is between 2 and 8 percent comparing 2014 financial results to 2011, which corresponds to consolidated sales of SEK 241 billion and SEK 286 billion for the financial year 2014.

•

Operating Income Growth: Up to one third of the award will vest if the compound annual growth rate of consolidated operating income is between 5 and 15 percent comparing 2014 financial results to 2011, which corresponds to operating income of SEK 20.7 billion and SEK 27.2 billion for the financial year 2014.

•

Cash Conversion: Up to one third of the award will vest if cash conversion is at or above 70 percent during each of the years 2012-2014 and vesting one ninth of the total award for each year the target is achieved.

Financing

The Board of Directors has considered different financing methods for transfer of shares to employees under the LTV 2012, such as transfer of treasury stock and an equity swap agreement with a third party.

The Board of Directors considers that a directed issue of C shares, followed by buy- back and transfer of treasury stock as the most cost efficient and flexible method to transfer shares under the LTV 2012.

The Company’s current holding of treasury stock is not sufficient for the carrying out of the LTV 2012. Therefore, the Board of Directors proposes a directed share issue and buy back of shares as further set out below under heading “Proposals”. Under the proposed transactions, shares are issued at the share’s ratio value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscribers equals the subscription price and an additional market interest for a two week period between the payment of the subscription price and the buy-back of shares. The Company’s costs for acquiring the shares are estimated to amount to less than 0.6 öre (SEK 0.006) per share.

The procedure of issuance and buy-back of shares for the Company’s long-term variable remuneration programs has previously been decided by the Annual General Meetings of Shareholders in 2001, 2003, 2008 and 2009.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock.

Costs

The total effect on the income statement of the LTV 2012, including financing costs, is estimated to range between SEK 1,092 million and SEK 2,080 million unevenly distributed over the years 2012-2016. The costs constitute 3.5 percent of Ericsson’s total remuneration costs 2011, including social security fees, amounting to SEK 59 billion.

The calculations are conservative and based on assumptions of present participation rate in the Stock Purchase Plan and full participation in the Key Contributor Retention Plan and the Executive Performance Stock Plan, at maximum contribution levels and with maximum vesting levels for the latter plan.

Costs affecting the income statement, but not the cash flow

Compensation costs, corresponding to the value of matching shares transferred to employees, are estimated to range between SEK 990 million and SEK 1,275 million, depending on the fulfilment of the performance targets of the Executive Performance Stock Plan.4 The compensation costs are distributed over the LTV 2012 period, i.e. 2012-2016.

Social security charges as a result of transfer of shares to employees depend on the performance against the Executive Performance Stock Plan targets and based on an assumed average share price at matching between SEK 30 and SEK 175, the costs are estimated to range between SEK 102 million and SEK 805 million. The social security costs are expected to occur mainly during 2015-2016.

[4]	The compensation costs for an alternative Key Contributor Retention Cash Program may vary depending on the development of the stock price during the qualifying period. This has been disregarded in the calculations since these costs represent a minor part of the overall compensation costs.

Costs affecting the income statement and the cash flow

Plan administration costs have been estimated to SEK 10 million, distributed over the LTV 2012 period, i.e. 2012-2016.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to approximately SEK 202 million, compared to approximately SEK 200,000 for using new issued and acquired shares in treasury.

Dilution

The Company has approximately 3.3 billion shares in issue. As per 31 December, 2011, the Company held 63 million shares in treasury. The number of shares covered by ongoing programs as per 31 December, 2011, amounts to approximately 49 million shares, corresponding to approximately 1.53 percent of the number of outstanding shares. In order to implement the LTV 2012, a total of up to 31.7 million shares are required, which corresponds to approximately 0.99 percent of the total number of outstanding shares. The effect on important key figures is only marginal.

Proposals

The Long-Term Variable Remuneration Program 2012

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of (1) a Stock Purchase Plan, (2) a Key Contributor Retention Plan, and (3) an Executive Performance Stock Plan.

In order to implement the LTV 2012, the Board of Directors proposes that no more than in total 26,200,000 shares of series B in Telefonaktiebolaget LM Ericsson (hereinafter referred to as “the Company” or “Ericsson”) may be transferred to employees in the Ericsson Group and, moreover, that 5,500,000 shares may be sold on NASDAQ OMX Stockholm in order to cover, inter alia, social security payments.

The Company’s current holding of shares in treasury is not sufficient for the carrying out of the LTV 2012. Therefore, the Board of Directors proposes a directed share issue of in total 31,700,000 shares of series C to AB Industrivärden and / or Investor AB or subsidiaries of these companies, with a subscription price equivalent to the ratio value of the share (SEK 5). Furthermore, it is proposed that the Board be authorized to decide on a directed offer to acquire all shares of series C at a price in the interval SEK 5 to SEK 5.10 per share. Following the acquisition of all shares of series C, these shares will be converted into shares of series B, in accordance with the Articles of Association, thereafter to be transferred according to the proposals.

The Board of Directors proposes that the Annual General Meeting resolve in accordance with the proposals set out below.

Item 11.1 Implementation of the Stock Purchase Plan

All employees within the Ericsson Group, except for what is mentioned in the fourth paragraph below, will be offered to participate in the Stock Purchase Plan.

Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to invest up to 7.5 percent of gross fixed salary in shares of series B in the Company on NASDAQ OMX Stockholm or in ADSs on NASDAQ New York. The CEO shall have the right to invest up to 10 percent of gross fixed salary and 10 percent of short term variable remuneration for purchase of shares.

If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADSs, free of consideration.

Participation in the Stock Purchase Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company.

Item 11.2 Transfer of treasury stock, directed share issue and acquisition offer for the Stock Purchase Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 11,400,000 shares of series B in the Company may occur on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Stock Purchase Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Stock Purchase Plan.

•

The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Stock Purchase Plan, i.e. during the period from November 2012 up to and including November 2016.

•	Employees covered by the terms and conditions of the Stock Purchase Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2013, transfer no more than 2,300,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

c)	Directed issue of shares of series C

Increase of the share capital in Ericsson with SEK 68,500,000 by an issue of 13,700,000 shares of series C, each share with a ratio value of SEK 5. The terms and conditions of the share issue are the following.

(i)	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by AB Industrivärden and/or Investor AB or subsidiaries of these companies.

(ii)	The new shares shall be subscribed for during the period May 21-22, 2012. Over-subscription may not occur.

(iii)	The amount that shall be payable for each new share shall be SEK 5.

(iv)	Payment for the subscribed shares shall be made at the time of subscription.

(v)	The new shares shall entitle the holders to dividend payment of an amount that shall equal STIBOR 360 days effective from 30 April 2012 up to and including 30 April 2013, and be calculated on the ratio value of the Company’s share.

(vi)	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

d)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 13,700,000 shares of series C in Ericsson be acquired according to the following.

(i)	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

(ii)	The authorization may be exercised until the Annual General Meeting in 2013.

(iii)	The acquisition shall be made at a price of minimum SEK 5 and maximum SEK 5.10 per share.

(iv)	Payment for acquired shares shall be made in cash.

Item 11.3 Equity Swap Agreement with third party in relation to the Stock Purchase Plan

In the event that the required majority is not reached under item 11.2 above, the financial exposure of the Stock Purchase Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Stock Purchase Plan.

Item 11.4 Implementation of the Key Contributor Retention Plan

In addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, up to 10 percent of the employees (presently approximately 10,000) are selected as key contributors and will be offered an additional matching of shares, free of consideration, within the Key Contributor Retention Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to an additional matching share, free of consideration, for every share purchased, in addition to the regular matching of one share.

Participation in the Key Contributor Retention Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for an alternative cash plan for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such alternative cash plan shall, as far as practical correspond to the terms and conditions of the Key Contributor Retention Plan.

Item 11.5 Transfer of treasury stock, directed share issue and acquisition offer for the Key Contributor Retention Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 9,000,000 shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Key Contributor Retention Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Key Contributor Retention Plan.

•

The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Key Contributor Retention Plan, i.e. during the period from November 2012 up to and including November 2016.

•	Employees covered by the terms and conditions of the Key Contributor Retention Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2013, transfer no more than 1,700,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

c)	Directed issue of shares of series C

Increase of the share capital in Ericsson with SEK 53,500,000 by an issue of 10,700,000 shares of series C, each share with a ratio value of SEK 5. The terms and conditions of the share issue are the following.

(i)	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by AB Industrivärden and / or Investor AB or subsidiaries of these companies.

(ii)	The new shares shall be subscribed for during the period May 21-22, 2012. Over-subscription may not occur.

(iii)	The amount that shall be payable for each new share shall be SEK 5.

(iv)	Payment for the subscribed shares shall be made at the time of subscription.

(v)	The new shares shall entitle the holders to dividend payment of an amount that shall equal STIBOR 360 days effective from 30 April 2012 up to and including 30 April 2013, and be calculated on the ratio value of the Company’s share.

(vi)	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

d)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 10,700,000 shares of series C in Ericsson be acquired according to the following.

(i)	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

(ii)	The authorization may be exercised until the Annual General Meeting in 2013.

(iii)	The acquisition shall be made at a price of minimum SEK 5 and maximum SEK 5.10 per share.

(iv)	Payment for acquired shares shall be made in cash.

Item 11.6 Equity Swap Agreement with third party in relation to the Key Contributor Retention Plan

In the event that the required majority is not reached under item 11.5 above, the financial exposure of the Key Contributor Retention Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Key Contributor Retention Plan.

Item 11.7 Implementation of the Executive Performance Stock Plan

In addition to the regular matching of shares pursuant to the Stock Purchase Plan described above, senior managers, up to 0.5 percent of employees (presently approximately 500, although it is anticipated that the number of participants will be significantly lower) will be offered an additional matching of shares, free of consideration, within the Executive Performance Stock Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

•	The President may be entitled to an additional performance match of up to nine shares for each one purchased.

•	Other senior managers may be entitled to an additional performance match of up to either four or six shares for each one purchased.

The nomination of senior managers will be on the basis of position, seniority and performance at the discretion of the Remuneration Committee, which will approve participation and matching share opportunity.

The terms and conditions of the additional performance match under the Executive Performance Stock Plan will be based on the outcome of three targets, which are independent of each other and have equal weighting:

•

Up to one third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated net sales between year 0 (2011 financial year) and year 3 (2014 financial year) is between 2 and 8 percent, which corresponds to consolidated sales of SEK 241 billion and SEK 286 billion for the financial year 2014. Matching will begin at a threshold level of 2 percent CAGR and increase on a linear scale to full vesting of this third of the award at 8 percent CAGR.

•

Up to one third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated operating income between year 0 (2011 financial year) and year 3 (2014 financial year) is between 5 and 15 percent, which corresponds to consolidated operating income of SEK 20.7 billion and SEK 27.2 billion for the financial year 2014. Matching will begin at a threshold level of 5 percent CAGR and increase on a linear scale to full vesting of this third of the award at 15 percent CAGR.

•

Up to one third of the award will be based on the cash conversion during each of the years during the performance period, calculated as cash flow from operating activities divided by net income reconciled to cash. One ninth of the total award will vest for any year, i.e. financial years 2012, 2013 and 2014, if cash conversion is at or above 70 percent.

The Board of Directors considers that long-term value creation will be reflected in the success of these targets, aligning executives with long-term shareholder interests. There will be no allocation of shares if none of the threshold levels have been achieved, i.e. CAGR is less than 2 percent for net sales and less than 5 percent for operating income, and a 70 percent cash conversion has not been achieved during the performance period. The minimum matching at the threshold levels is 0. The maximum number of performance matching shares - 4 shares, 6 shares and 9 shares respectively - will be allocated if the maximum performance levels of CAGR of 8 percent for net sales and 15 percent for operating income have been achieved, or exceeded, and a cash conversion of 70 percent or more has been achieved each year during the period.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors. When undertaking its evaluation of performance outcomes the Board of Directors will consider, in particular, the impact of larger acquisitions, divestitures, the creation of joint ventures and any other significant capital event on the three targets on a case by case basis.

Item 11.8 Transfer of treasury stock, directed share issue and acquisition offer for the Executive Performance Stock Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 5,800,000 shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Executive Performance Stock Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Executive Performance Stock Plan.

•

The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Executive Performance Stock Plan, i.e. during the period from November 2012 up to and including November 2016.

•	Employees covered by the terms and conditions of the Executive Performance Stock Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2013, transfer no more than 1,500,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on NASDAQ OMX Stockholm at a price within the at each time prevailing price interval for the share.

c)	Directed issue of shares of series C

Increase of the share capital in Ericsson with SEK 36,500,000 by an issue of 7,300,000 shares of series C, each share with a ratio value of SEK 5. The terms and conditions of the share issue are the following.

(i)	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by AB Industrivärden and / or Investor AB or subsidiaries of these companies.

(ii)	The new shares shall be subscribed for during the period May 21-22, 2012. Over-subscription may not occur.

(iii)	The amount that shall be payable for each new share shall be SEK 5.

(iv)	Payment for the subscribed shares shall be made at the time of subscription.

(v)	The new shares shall entitle the holders to dividend payment of an amount that shall equal STIBOR 360 days effective from 30 April 2012 up to and including 30 April 2013, and be calculated on the ratio value of the Company’s share.

(vi)	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

d)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 7,300,000 shares of series C in Ericsson be acquired according to the following.

(i)	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

(ii)	The authorization may be exercised until the Annual General Meeting in 2013.

(iii)	The acquisition shall be made at a price of minimum SEK 5 and maximum SEK 5.10 per share.

(iv)	Payment for acquired shares shall be made in cash.

Item 11.9 Equity Swap Agreement with third party in relation to the Executive Performance Stock Plan

In the event that the required majority is not reached under item 11.8 above, the financial exposure of the Executive Performance Stock Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Executive Performance Stock Plan.

Special authorization for the President

The Board of Directors further proposes that the President be authorized to make such minor adjustments to the resolutions above as may prove necessary in connection with the registration with the Swedish Companies Registration Office.

Majority rules

The resolutions of the Annual General Meeting implementation of the three plans according to items 11.1, 11.4 and 11.7 above require that more than half of the votes cast at the General Meeting approve the proposals. The General Meeting’s resolutions on transfers of treasury stock, directed share issues and authorizations for the Board of Directors to decide on an offer to acquire treasury stock according to items 11.2, 11.5 and 11.8 above, shall be adopted as one resolution for each of the three items, and require that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the General Meeting approve the proposals. A valid resolution in accordance with the proposals for an equity swap agreement under items 11.3, 11.6 and 11.9 above requires that more than half of the votes cast at the General Meeting approve the proposals.

Description of ongoing variable remuneration programs

The Company’s ongoing variable remuneration programs are described in detail in the Annual Report 2011 in the note to the Consolidated Financial Statements, Note C28 and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its remuneration policy in line with corporate governance best practice.

Item 12 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Remuneration Programs 2008, 2009, 2010 and 2011

Background

The Annual General Meetings 2008, 2009, 2010 and 2011 resolved on a right for the Company to transfer in total not more than 16,140,0005 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, which may occur in relation to the Long-Term Variable Remuneration Programs 2008, 2009, 2010 and 2011.

Each resolution has for legal reasons only been valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above mentioned plan and programs have therefore been repeated at the subsequent Annual General Meeting.

In accordance with the resolutions on transfer of in total not more than 16,140,000 shares, 623,200 shares of series B have been transferred up to March 22, 2012.

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2013, not more than 15,516,800 shares of series B in the Company, or the lower number of shares of series B, which as per May 3, 2012 remains of the original 16,140,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Long-Term Variable Remuneration Programs 2008, 2009, 2010 and 2011. Transfer of shares shall be effected on NASDAQ OMX Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Meeting vote in favor of the proposal.

Shares and votes

There are in total 3,273,351,735 shares in the Company; 261,755,983 shares of series A and 3,011,595,752 shares of series B, corresponding to in total 562,915,558 votes. The Company’s holding of treasury stock amounts to 60,500,087 shares of series B, corresponding to 6,050,008 votes.

[5]	Recalculated for the 2008 reverse split of shares 1:5.

Information at the Annual General Meeting

The Board of Directors and the President shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The complete proposals of the Nomination Committee with respect to Items 1 and 9 above, including Exhibit 1, 2 and 3 to the Nomination Committee’s proposals, are available at the Company’s website www.ericsson.com and will be sent to shareholders upon request.

In respect of all other items, complete proposals are provided under the respective item in the Notice.

The Annual Report and the Auditor’s Report as well as the Auditor’s report regarding guidelines for compensation to senior management and the Board of Directors’ statement under the Swedish Companies Act, chapter 19, section 22, are available at the Company and posted on the Company’s website www.ericsson.com. The documents will be sent to shareholders upon request.

Stockholm, March 2012

THE BOARD OF DIRECTORS

NOTES TO EDITORS

Ericsson is the world’s leading provider of communications technology and services. We are enabling the Networked Society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies around the world.

Our offering comprises services, software and infrastructure within Information and Communications Technology for telecom operators and other industries. Today more than 40 percent of the world’s mobile traffic goes through Ericsson networks and we support customers’ networks servicing more than 2 billion subscribers.

We operate in 180 countries and employ more than 100,000 people. Founded in 1876, Ericsson is headquartered in Stockholm, Sweden. In 2011 the company had revenues of SEK 226,9 billion (USD 35.0 billion). Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ, New York stock exchanges.

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Telefon: +46 10 719 00 00

E-post: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 23, 2012 at 08:00 CET.